Exhibit 23.2

CONSENT OF MILLER AND LENTS, LTD. INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, Miller and Lents, Ltd. hereby consents to (i) the use of our name and to the reference to our report dated January 10, 2014 with respect to the estimates of reserves and future net revenues as of December 31, 2013 for LRR Energy, L.P. in this Current Report on Form 8-K dated February 4, 2014, and (ii) the inclusion or incorporation by reference of such report, and to all references to our firm, in LRR Energy’s previously filed Registration Statements on Form S-8 (No. 333-178005) and Form S-3 (No. 333-190865).

The analysis, conclusions, and methods contained in the report are based upon information provided at the time the report was prepared, and Miller and Lents, Ltd. has not updated and undertakes no duty to update any results contained in the report. While the report may be used as a descriptive resource, investors are advised that we have not verified information provided by others except as specifically noted in the report, and we make no representation or warranty regarding the accuracy of such information.  Moreover, the conclusions contained in such report are based on assumptions that we believed were reasonable at the time of their preparation and that are described in such report in reasonable detail.  However, there is a wide range of uncertainties and risks that are outside of our control that may impact these assumptions, including but not limited to, unforeseen market changes, economic changes, natural events, actions of governments or individuals, and changes in or the interpretation of laws and regulations.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ Leslie A. Fallon
Leslie A. Fallon
Vice President

Houston, Texas

February 4, 2014